Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

August 4, 2025

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Benjamin Holt
Pamela Long
Division of Corporation Finance
Office of Real Estate & Construction

M3-Brigade Acquisition VI Corp.
Draft Registration Statement on Form S-1
Confidentially Submitted on July 2, 2025
CIK No. 0002073928

Ladies and Gentlemen:

On behalf of our client, M3-Brigade Acquisition VI Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Draft Registration Statement on Form S-1 which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on July 2, 2025.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated July 29, 2025. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Cover Page

If there are limitations on redemptions, cover page

1.	Please revise to disclose whether redemptions will be subject to any limitations, such as the limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering, as you discuss on page 39 and elsewhere. See Item 1602(a)(2) of Regulation S-K.

Response to Comment 1

The Company acknowledges the Staff’s comment and has revised the Cover Page accordingly.

Potential adjustment to the number of Class B ordinary shares held by the sponsor, cover page

2.	We note your disclosure on page 23 that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of founder shares by your initial shareholders at 20% of your issued and outstanding ordinary shares upon the consummation of this offering. Please revise the cover page to address this potential adjustment to the number of Class B ordinary shares held by the sponsor and any other holders of your founder shares.

Response to Comment 2

The Company acknowledges the Staff’s comment and has revised the Cover Page accordingly.

Disclosure of potential adjustments to Class A Shares and compensation by the SPAC sponsor and related parties, cover page

3.	Where you discuss the Class B ordinary shares owned by your sponsor, please expand to describe the potential adjustments to the one-to-one conversion and the amount of Class A shares your sponsor may receive, and provide all of the information required by Item 1602(a)(3) of Regulation S-K with respect to the amount of compensation and other securities received or to be received by the SPAC sponsor, its affiliates, and promoters. In this regard, we note disclosure elsewhere regarding the repayment of up to $300,000 of loans to cover offering related and organizational expenses and the repayment and possible conversion to warrants of up to $1,500,000 of working capital loans. Also state the price at which the sponsor acquired the founder shares. Finally, please provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus.

Response to Comment 3

The Company acknowledges the Staff’s comment and has revised the Cover Page accordingly.

If there will be material dilution, cover page

4.	Where you discuss material dilution to your public shareholders, please expand to state whether the cashless exercise of the private placement warrants, the conversion of the working capital loans into warrants, and any other adjustments to the number of Class B shares at the time of the offering or initial business combination may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K.

Response to Comment 4

The Company acknowledges the Staff’s comment and has revised the Cover Page accordingly.

Summary

Filing exhibits related to M3 Partners and Brigade in pursuit of the business combination, page 1

5.	Please file as exhibits any agreements or contracts related to the support M3 Partners and Brigade have agreed to provide to you in your pursuit of an initial business combination, as you discuss on pages 3-4 and 110-111. See Item 601(b)(10) of Regulation S-K.

Response to Comment 5

The Company acknowledges the Staff’s comment and has revised the disclosure for clarity. Please see pages 2, 3, 94, 112 and 113.

Whether M3 Partners and Brigade are affiliates or promoters of sponsor, page 1

6.	Please provide an analysis as to whether M3 Partners and Brigade are affiliates of the sponsor or are promoters, each within the meaning of Securities Act Rule 405. If so, please provide related conflicts of interest disclosures on the cover page and in the summary pursuant to Items 1602(a)(5) and (b)(7) of Regulation S-K.

Response to Comment 6

The Company acknowledges the Staff’s comment and understands that M3 Partners and Brigade may be affiliates or promotors. The Company has revised the Cover Page and Summary section accordingly.

Limitations on extensions, page 1

7.	Please expand your disclosure on pages 10 or 30, as appropriate, to describe any limitations on extensions, including the number of times. See Item 1602(b)(4) of Regulation S-K.

Response to Comment 7

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see pages 11, 31, 54, 101 and 162.

Plans on additional financings, page 1

8.	Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response to Comment 8

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see page 12.

Potential of material dilution from working capital loan conversion into warrants, page 1

9.	Please expand your disclosure outside of the table on page 13 to describe the extent to which the conversion of working capital loans into warrants may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.

Response to Comment 9

In response to the Staff’s Comment, we have revised the disclosure accordingly. Please see pages 15 and 123.

Conflict of interest disclosures related to payments to sponsor, officers, directors and affiliates, page 1

10.	Please expand your disclosure on pages 42-43 to also describe conflicts of interest relating to payments to your sponsor, officers or directors, or your or their affiliates for services rendered prior to or in connection with the consummation of your initial business combination, as referenced on page 41. See Item 1602(b)(7) of Regulation S-K.

Response to Comment 10

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see pages 43 and 44.

Comporting with Nasdaq listing rules, page 29

11.	We note the disclosure in this section and elsewhere that the proceeds in the trust account will not be released until "(i) the completion of our initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination." We also note that Nasdaq Rule IM-5101-2(a) states that "[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . ." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise for consistency with the Nasdaq Listing Rules.

Response to Comment 11

The Company acknowledges the Staff’s comment and has revised the disclosure for clarity. Please see pages 25, 31, 36, 40, 45, 133, 155, 164, 166, F-8 and F-14.

Calculation of working capital as adjusted, page 44

12.	Please revise note (1) to the table on page 44 to more accurately describe the calculation of working capital as adjusted, or advise.

Response to Comment 12

The Company acknowledges the Staff’s comment and has revised the disclosure to more accurately describe the calculation of working capital, as adjusted. Please see page 46.

Involvement in other special purpose acquisition companies, page 110

13.	Please expand to describe the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies, including the Fifth SPAC. In this regard, we note your disclosure here that the sponsor of the Fifth SPAC elected to sell its interest in the Fifth SPAC to an unaffiliated third party. However, we also note your tabular disclosure on pages 152-153, which indicates that certain of your officers and directors currently serve on the board of the Fifth SPAC. See Item 1603(a)(3) of Regulation S-K.

Response to Comment 13

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see pages 2 and 112.

Founder shares allocated to independent directors and officers, page 148

14.	Please revise to disclose, as applicable, the founder shares allocated to your independent directors and officers, as you discuss on page 12 and elsewhere. See Item 402, paragraphs (m) through (r), of Regulation S-K.

Response to Comment 14

The Company acknowledges the Staff’s comment and has revised to disclose the indirect interests in the founder shares that will be allocated to the Company’s independent directors. Please see pages 13, 122, 151, 155 and 158.

* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo, Esq.

cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
David A. Huntington

M3-Brigade Acquisition VI Corp.
Mohsin Meghji
Charles Garner
Matthew Perkal

Ellenoff Grossman & Schole LLP
Douglas Ellenoff
Stuart Neuhauser